Exhibit 99.1

IRIS ENERGY EXECUTES TRANSFORMATIONAL 600MW CONNECTION AGREEMENT WITH AEP TEXAS,
INCREASING POWER CAPACITY TO 765MW (~22 EH/S1).
US$19M SECURITY DEPOSIT AND CONNECTION FEE PAID, PROCUREMENT AND CONSTRUCTION ACTIVITIES UNDERWAY.

Highlights

●	600MW binding connection agreement executed with AEP Texas and $19m security deposit and connection fee paid
●	Power capacity expected to increase from 165MW (4.6 EH/s) to 765MW (~22 EH/s1)
o	15.2 EH/s (~530MW) of miners previously secured; and
o	~7 EH/s1 (~235MW) of potential additional capacity
●	~22 EH/s1 would represent >10%[2] of the total global network hashrate if operating today
●	>300 acre freehold site (100% owned), with direct grid access located in the renewables heavy Panhandle region of Texas, USA
●	Electrical connection expected to be completed during Q1 2023
●	15.2 EH/s execution plan now clear
o	4.6 EH/s (165MW) - operating and under construction (BC, Canada)
o	10.6 EH/s (365MW) - procurement and construction activities underway (Texas)
◾	3.0 EH/s (100MW) targeted for 2022[3]
◾	7.6 EH/s (265MW) targeted for 2023

Sydney, Australia (January 21, 2022) – Iris Energy Limited (NASDAQ: IREN) (“Iris Energy” or “the Company”), a leading sustainable Bitcoin miner with 15.2 EH/s of secured miners, today announced its wholly owned subsidiary has executed a binding connection agreement with AEP Texas Inc. (“AEP Texas”, a subsidiary of AEP) for a new 600MW specialized data center site in the renewables heavy Panhandle region of Texas, USA.

The agreement with AEP Texas is to connect into a 345kV transmission line running directly through the >300 acre freehold site (100% owned). Key utilities are located in close proximity to the site boundary, including high speed fiber.

The new 600MW site is transformational and expected to increase the Company’s power capacity from 165MW (4.6 EH/s) to 765MW (~22 EH/s1), supporting:

●	15.2 EH/s (~530MW) of miners previously secured; and
●	~7 EH/s1 (~235MW) of potential additional capacity.

22 EH/s1 would represent >10%2 of the total global network hashrate if operating today.

The Company now has a clear execution plan for its 15.2 EH/s of secured miners at 100% owned and operated data center facilities.

Importantly, the Company’s entry into the renewables heavy Panhandle region of Texas is consistent with its stated strategy of targeting markets with abundant and/or under-utilized renewable energy and provides potential opportunities to support the local energy market through the provision of flexible load, demand response and other ancillary services.

1 Equivalent hashrate potential for the power capacity assuming installation of Bitmain S19j Pro miners.
2 Based on current global hashrate (implied by network difficulty) of ~174 EH/s.
3 Data center buildings targeted for completion by end of 2022; energization of data centers targeted for Q1 2023.

Site Overview	Capacity (MW)	Capacity (EH/s)	Timing	Status
Canal Flats (BC, Canada)	30	0.7	Complete	Operating
Mackenzie (BC, Canada)	50	1.5	Q2-Q3 2022	Under construction
Prince George (BC, Canada)	50	1.4	Q3 2022	Under construction
	35	1.0	2023	Under construction
Panhandle (Texas, USA)	100	3.0	Q4 2022[3]	Under construction
	265	7.6	2023	Under construction
Total (miners secured)	530	15.2
Panhandle (Texas, USA)	235	~7[1]		Potential capacity
Total (potential expansion)	765	~22[1]

Iris Energy is currently working with global partners on the design, procurement and construction of the Texas facility, with the electrical connection expected to be completed during Q1 2023. Additional miners may be procured in due course to utilize the potential 235MW of surplus capacity at this site.

The project is expected to employ up to 50 personnel when fully operational and approximately 100 personnel during construction. The local Texas county is expected to benefit from the flow on effects of both operations and construction, including Iris Energy’s policy of purchasing locally where it makes sense to do so.

The Company has a number of additional sites (all targeting abundant and/or under-utilized renewable energy) in Canada, USA and Asia-Pacific under varying stages of site due diligence, design & engineering, and electrical connection submissions. Further details will be provided in due course, including as and when any development sites transition to the construction phase.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports local communities, as well as the decarbonization of energy markets and the global Bitcoin network.

●	Focus on low-cost renewables: Iris Energy targets entry into regions where there are low-cost, abundant and attractive renewable energy sources, and where the Company can support local communities
●
Long-term security over infrastructure, land and power supply: Iris Energy owns its electrical infrastructure and data centers, providing security and operational control over its assets. Iris Energy also focuses on grid-connected power access which helps to ensure it is able to utilize a reliable, long-term supply of power

●	Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers

Forward Looking Statements

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and the Company’s business plan. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional capital; competition; bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co